UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 17, 2018, Nomad Foods Europe Ltd. (“NFE”), a wholly owned subsidiary of Nomad Foods Limited (the “Company”), and the Company, as guarantor of NFE’s obligations, entered into a sale and purchase (the “Agreement”) with Green Isle Food Group Limited, an affiliate of Boparan Holdings Limited (the “Seller”), pursuant to which NFE agreed to acquire from the Seller the entire issued share capital of Green Isle Foods Limited (the “Acquisition”) for £200 million (approximately €225 million) on a debt-free, cash free basis (the “Purchase Price”), subject to a customary working capital adjustment. Green Isle Foods Limited manufactures and distributes a portfolio of leading branded and private label frozen pizzas in the United Kingdom and Ireland including under the Goodfella’s Pizza brand. The Purchase Price is expected to be funded through cash on hand.

The Agreement contains customary warranties from NFE, the Company and the Seller as well as customary indemnification rights for transactions of this type, including with respect to breaches of warranties or covenants and certain other specified matters. Certain of the indemnification obligations of each party are subject to deductible amounts and caps and other limitations on liability.

The Acquisition is expected to close during the first quarter of 2018. Completion of the Acquisition is subject to certain customary closing conditions.

A copy of the press release announcing the Acquisition is furnished herewith as Exhibits 99.1.

The information contained in this Report on Form 6-K (other than Exhibit 99.1) is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer

Dated: January 17, 2018

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on January 17, 2018 relating to the Acquisition.

Nomad Foods to Acquire Goodfella’s Pizza

Expands Nomad Foods’ portfolio into the sizable and complementary frozen pizza category

Immediately accretive to adjusted EBITDA and adjusted earnings per share

Company expects 2017 results to exceed prior guidance

FELTHAM, England, January 17, 2018 — Nomad Foods Limited (NYSE: NOMD) announced today that it has entered into an agreement to acquire Green Isle Foods Ltd. (“Goodfella’s Pizza”) from a subsidiary of Boparan Holdings Ltd. for approximately €225 million on a debt free, cash free basis.

Goodfella’s Pizza manufactures and distributes a portfolio of leading branded and private label frozen pizzas in the United Kingdom and Ireland. The Goodfella’s brand, which accounts for the majority of Goodfella’s Pizza revenues, was founded in 1993 and holds number one and number two market share positions within the frozen pizza category in Ireland and the United Kingdom, respectively. The acquisition also includes the San Marco brand and two frozen pizza manufacturing facilities which provide a foundation for future expansion in the category.

Commenting on the transaction, Stefan Descheemaeker, Nomad Foods’ Chief Executive Officer said, “The acquisition of Goodfella’s Pizza comes at an exciting time for our company. 2017 was a banner year as investments in our core portfolio translated into strong organic revenue growth. We exited the year on a high note, with our updated guidance reflecting better than expected top and bottom line performance during the fourth quarter. Goodfella’s Pizza creates a new and exciting growth avenue into frozen pizza, a strategic category that is both sizable and complementary. We have a strong foundation in place and are well positioned to create shareholder value as we apply our proven toolkit of capabilities to Goodfella’s Pizza and further develop our portfolio of iconic and market leading brands. We are excited to welcome the Goodfella’s Pizza employees to the Nomad family.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased to announce the acquisition of Goodfella’s Pizza. Over the past two years, Stefan and the team have successfully integrated two of Europe’s largest frozen food businesses while strengthening the core product offering. With strong organic revenue growth momentum, the time is right to expand into new strategic categories such as pizza, which offer adjacent avenues for further growth and synergies. The Goodfella’s Pizza brands and team broaden our product offering and customer reach, and solidify our market leadership within the United Kingdom and Ireland. We are pleased to welcome Goodfella’s Pizza to the Nomad Foods portfolio.”

Nomad Foods expects the acquisition to be immediately accretive to adjusted EBITDA and adjusted earnings per share and, within two years post-closing, contribute approximately €150 million revenue, €22 to €25 million adjusted EBITDA and €0.08 to €0.09 adjusted earnings per share.

The purchase price is expected to be funded through cash on hand and the transaction is expected to be completed in the first quarter of 2018, subject to certain closing conditions.

Company Expects 2017 Results to Exceed Prior Guidance

In addition, Nomad Foods now expects 2017 adjusted EBITDA to be approximately €328 million versus the prior expectation of approximately €325 to €327 million and organic revenue growth of approximately 5% for the fourth quarter of 2017 versus prior guidance of approximately 3%.

Nomad Foods will report three months ended December 31, 2017 and audited full year 2017 financial results in March 2018.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended December 31, 2017 and full year 2017.

Nomad Foods believes its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Forward Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories, including the Goodfella’s Pizza acquisition; (iv) the future operating and financial performance of the Company including our guidance with respect to adjusted EBITDA and organic sales growth as well as the expected financial benefits of the Goodfella’s Pizza acquisition; and (v) synergies from combining the Findus, Iglo and Goodfella’s pizza businesses. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Details

Investor Relations Contacts

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Liz Cohen

Weber Shandwick

+1-212-445-8044

liz.cohen@webershandwick.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com